Exhibit 99.1

Private & Confidential

Dated 31 May 2012

SIXTH SUPPLEMENTAL AGREEMENT

relating to

a Reducing Revolving Credit Facility of (originally) up to US$91,000,000 to

FREESEAS INC.

provided by

CREDIT SUISSE AG

(formerly known as CREDIT SUISSE)

Contents

Clause		Page

1	Definitions	2

2	Agreement of Bank	4

3	Amendments to Principal Agreement	5

4	Representations and warranties	5

5	Conditions	6

6	Relevant Parties’ confirmation	7

7	Fees and Expenses	7

8	Miscellaneous and notices	8

9	Applicable law	8

Schedule 1 Documents and evidence required as conditions precedent		10

Schedule 2 Form of Amended and Restated Facility Agreement		12

Schedule 3 Form of Third Mortgage Amendment		13

Schedule 4 Form of Deed of release		14

THIS SIXTH SUPPLEMENTAL AGREEMENT is dated 31 May 2012 and made BETWEEN:

(1)	FREESEAS INC., a corporation incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Borrower”);

(2)	ADVENTURE FIVE S.A. (the “Free Goddess Owner”), ADVENTURE SIX S.A. (the “Free Hero Owner”), ADVENTURE EIGHT S.A. (the “Free Jupiter Owner”) and ADVENTURE TEN S.A. (the “Free Lady Owner” and, together with the Free Goddess Owner, the Free Hero Owner and the Free Jupiter Owner, the “Owners”), each a corporation incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960;

(3)	FREE BULKERS S.A., a corporation incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Manager”); and

(4)	CREDIT SUISSE AG (formerly known as CREDIT SUISSE), a company established under the laws of Switzerland with its registered office at Paradeplatz 8, 8070 Zurich, Switzerland acting for the purposes of this Agreement through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Bank”).

WHEREAS:

(A)	this Agreement is supplemental to a facility agreement dated 24 December 2007 (the “Original Agreement”) made between the Borrower and the Bank, as amended and restated by a supplemental agreement dated 26 June 2008 (the “First Supplemental Agreement”) and as further amended and supplemented by a supplemental agreement dated 23 March 2009 (the “Second Supplemental Agreement”), a supplemental agreement dated 27 November 2009 (the “Third Supplemental Agreement”), a supplemental agreement dated 15 July 2011 (the “Fourth Supplemental Agreement”), an extension letter dated 4 October 2011, a second extension letter dated 17 October 2011, a third extension letter dated 24 October 2011, a fourth extension letter dated 31 October 2011 and letter/agreements dated 4 August 2011, 6 September 2011 and 19 September 2011 (together the “Extension Letters”), a supplemental agreement dated 7 November 2011 (the “Fifth Supplemental Agreement”), a deferral of payments letter dated 2 February 2012 (the “February Deferral Letter”) and a deferral of payments letter dated 25 April 2012 (the “April Deferral Letter” and, together with the February Deferral Letter the “Deferral Letters”; and the Deferral Letters, together with the Original Agreement, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement, the Fourth Supplemental Agreement, the Extension Letters and the Fifth Supplemental Agreement, collectively referred to as the “Principal Agreement”), relating to a reducing revolving credit facility of up to (originally) Ninety one million United States Dollars (US$91,000,000) (the “Facility”) (of which the aggregate principal amount outstanding at the date hereof is Thirty six million four hundred and fifty thousand United States Dollars (US$36,450,000)), upon the terms and conditions set out therein;

(B)	the Borrower has advised the Bank that the Borrower and each of DB and FBB (each as defined below) have made good progress towards reaching a final agreement to restructure each of the other Existing Facilities (as defined below) and that it is a condition to the successful completion of the restructuring of the other Existing Facilities, that the Bank and the Borrower agree to certain amendments of the Facility;

(C)	consequently, in order to implement the restructuring of the other Existing Facilities, each of the Borrower, the Owners and the Manager have requested the Bank to consent to (inter alios):

(a)	the extension of the Final Maturity Date (as defined in the Principal Agreement) until 31 December 2015;

(b)	the sub-division of the Commitment and the Loan (currently in the amount of $36,450,000) and the existing two (2) Tranches thereof into three (3) tranches and the revision of the reduction schedule of the Commitment on new terms;

(c)	the release to the Borrower and the Owners of certain of the minimum cash balances required to be maintained in the Operating Accounts; and

(d)	the waiver of application of clause 8.2.1 of the Principal Agreement required to be until 31 March 2014; and

(D)	this Agreement now sets out the terms and conditions upon which the Bank shall provide its consent to (inter alia):

(a)	the requests of the Borrower, the Owners and the Manager referred to in Recital (C); and

(b)	certain other amendments to the Principal Agreement agreed to by the Borrower and the Bank.

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Principal Agreement shall unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Budget” means, in relation to each financial year, the forecast (including appropriate reserves) of Operating and G&A Expenses for all the Ships for that year (but also broken down on a per Ship basis and on a quarterly basis), submitted by the Borrower to the Bank in accordance with the terms of this Agreement and the Facility Agreement provided and to the extent that such forecast has been accepted and approved by the Bank in writing to be the “Budget” for that financial year;

“DB” means Deutsche Bank Nederland N.V. of De Entree 99-197, 1101 HE Amsterdam, The Netherlands and includes its successors in title and its assignees and transferees;

“DB Facility” means the loan facility made available to members of the Group under an agreement dated 1 December 2009 made between DB and certain members of the Group, as amended and/or supplemented and/or novated from time to time;

“Effective Date” means the date, being no later than 31 May 2012, on which the Bank notifies the Borrower in writing that the Bank has received the documents and evidence specified in clause 5 and schedule 1 in a form and substance satisfactory to it;

“Existing Facilities” means, together, the Facility, the FBB Facility and the DB Facility and “Existing Facility” means any of them;

“Existing Lenders” means, together, the Bank, FBB and DB and “Existing Lender” means any of them;

“Facility Agreement” means the Principal Agreement as amended and restated by this Agreement;

“FBB” means FBB-First Business Bank S.A. of 85 Akti Miaouli & Flessa Street, 185 35 Piraeus, Greece and includes its successors in title and its assignees and/or tranferees;

“FBB Facility” means the loan facility made available to members of the Group under an agreement dated 15 December 2009 made between FBB and certain members of the Group, as amended and/or supplemented and/or novated from time to time;

“Operating and G&A Expenses” means, in respect of any period, the aggregate operating, insurance, repair and maintenance expenses of all the Ships (including pre-agreed general administration and management costs of the Owners and of the Borrower which are allocated and apportioned to the Ships (but not other Fleet Vessels)) that have been incurred or (as the context may require) are forecast by the Borrower to be incurred by it or the Owners during that period;

“Relevant Documents” means this Agreement and the Third Mortgage Amendments;

“Relevant Parties” means the Borrower, the Owners, the Manager or, where the context so requires or permits, means any or all of them;

“Retention Account” means a Dollar account of the Borrower opened or (as the context may require) to be opened by the Borrower with the Bank and includes any sub-accounts thereof and any other account designated in writing by the Bank to be a Retention Account for the purposes of this Agreement;

“Ships” means, together, Free Jupiter, Free Goddess and Free Hero and “Ship” means any of them.

“Third Mortgage Amendment” means, in relation to each Ship, the amendment to the Mortgage over that Ship, made or (as the context may require) to be made between the relevant Owner and the Bank in the form set out in schedule 3 and “Third Mortgage Amendments” means any of them;

“Trade Debt” means, at any relevant time and in relation to a Ship, Indebtedness of the Borrower or the relevant Owner arising from or in connection with the trading and operation of such Ship (excluding, for the avoidance of doubt, all Borrowed Money or other Indebtedness owing to the Bank under the Security Documents); and

“Trade Debt Plan” has the meaning given to it in schedule 1, paragraph 9.

1.3	Principal Agreement

References in the Principal Agreement to “this Agreement” shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Principal Agreement as amended and restated by this Agreement and words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto”, where they appear in the Principal Agreement, shall be construed accordingly.

1.4	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.5	Construction of certain terms

Clause 1.4 of the Principal Agreement shall apply to this agreement (mutatis mutandis) as if set out herein and as if references therein to “this Agreement” were references to this Agreement.

2	Agreement of Bank

2.1	Agreement

The Bank, at the request of the Relevant Parties and relying upon the representations and warranties made by each of the Relevant Parties in clause 4, agrees with the Borrower that, with effect on and from the Effective Date and subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before 31 May 2012 of the conditions contained in clause 5 and schedule 1, the Bank agrees and consents:

(a)	to the extension of the Final Maturity Date (as defined in the Principal Agreement) until 31 December 2015;

(b)	to the sub-division of the Commitment and the Loan (currently in the amount of $36,450,000) and the existing two (2) Tranches thereof into three (3) tranches in the following manner:

(i)	a tranche in the amount of $20,110,344 (referred to in the amended and restated Facility Agreement as the to Free Jupiter Tranche);

(ii)	a tranche in the amount of $8,169,828 (referred to in the amended and restated Facility Agreement as the to Free Goddess Tranche); and

(iii)	a tranche in the amount of $8,169,828 (referred to in the amended and restated Facility Agreement as the to Free Hero Tranche);

(c)	for the purpose of the sub-division of the Commitment and the Loan into three (3) Tranches specified above, that:

(i)	the current Interest Periods of both the Initial Tranche and the Additional Tranche (and all their Advances) shall both end on 31 May 2012; and

(ii)	with effect on 31 May 2012, the Initial Tranche and the Additional Tranche shall be re-consolidated into the Commitment and the Loan, which will be immediately sub-divided again into three (3) new tranches, namely the Free Goddess Tranche, the Free Hero Tranche and the Free Jupiter Tranche (each as defined in the amended and restated Facility Agreement set out in schedule 2) in the amounts of $8,169,828, $8,169,828 and $20,110,344, respectively; and

(iii)	the first Interest Period in respect of each of the three (3) such new tranches of the Loan shall start on 31 May 2012 and shall end on 29 June 2012; and

(iv)	each such new tranche shall comprise only one (1) Advance which will be equal to the amount of such new tranche;

(d)	to the change of the reduction schedule of the Commitment and the said three (3) tranches on the terms specified in the amended and restated Facility Agreement set out in schedule 2;

(e)	to release to the Borrower and the Owners the cash balance of $1,125,000 maintained in the three (3) Operating Accounts relating to the Ships (namely, $375,000 per Operating Account) for further use by them strictly in accordance with the terms of this Agreement and the Facility Agreement;

(f)	to waive the application of clause 8.2.1 of the Principal Agreement for a period commencing on the Effective Date (as defined below) and ending on 31 March 2014; and

(g)	the amendment of the Principal Agreement on the terms set out in clause 3.

2.2	Release of Free Lady Owner

The Bank agrees that, subject to the terms and conditions of this Agreement and, in particular, but without prejudice to the generality of the foregoing, satisfaction of the conditions in clause 5 and schedule 2, it will release and discharge, on the Effective Date, the Free Lady Owner from all liabilities, obligations, claims and demands whatsoever touching or concerning the Security Documents to which it is a party and in respect of anything done or omitted to be done under or in connection therewith by executing and delivering to the Free Lady Owner a deed of release in the form set out in schedule 4.

3	Amendments to Principal Agreement

3.1	Amendments

The Principal Agreement shall, with effect on and from the Effective Date, be (and it is hereby) amended so as to read in accordance with the form of the amended and restated Facility Agreement set out in schedule 2 and (as so amended) will continue to be binding upon each of the Bank and the Borrower in accordance with its terms as so amended and restated.

3.2	Continued force and effect

Save as amended and restated by this Agreement, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this Agreement shall be read and construed as one instrument.

4	Representations and warranties

4.1	Primary representations and warranties

Each of the Relevant Parties represents and warrants to the Bank that:

4.1.1	Existing representations and warranties

the representations and warranties set out in clause 7 of the Principal Agreement, clause 4 of each Owner’s Guarantee and clause 3 of each Manager’s Undertaking were true and correct on the date of the Principal Agreement and are true and correct, including to the extent that they may have been or shall be amended by this Agreement, as if made at the date of this Agreement with reference to the facts and circumstances existing at such date;

4.1.2	Corporate power

each of the Relevant Parties has power to execute, deliver and perform its obligations under the Relevant Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken by each of the Relevant Parties to authorise the execution, delivery and performance of the Relevant Documents to which it is or is to be a party;

4.1.3	Binding obligations

the Relevant Documents to which it is or is to be a party constitute valid and legally binding obligations of each of the Relevant Parties enforceable in accordance with their terms;

4.1.4	No conflict with other obligations

the execution, delivery and performance of the Relevant Documents to which it is or is to be a party by each of the Relevant Parties will not (i) contravene any existing law, statute, rule or regulation or any judgment, decree or permit to which any of the Relevant Parties is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Relevant Parties is a party or is subject or by which it or any of its property is bound or (iii) contravene or conflict with any provision of the constitutional documents of any of the Relevant Parties or (iv) result in the creation or imposition of or oblige any of the Relevant Parties to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertaking, assets, rights or revenues of any of the Relevant Parties;

4.1.5	No filings required

save for the registration of the Third Mortgage Amendments with the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Relevant Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Relevant Documents and each of the Relevant Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.6	Choice of law

the choice of English law to govern this Agreement and the choice of the laws of the Republic of Liberia to govern the Third Mortgage Amendments and the submissions by the Relevant Parties to the non-exclusive jurisdiction of the English courts, are valid and binding; and

4.1.7	Consents obtained

every consent, authorisation, licence or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Relevant Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Relevant Documents to which it is or will become a party or the performance by any of the Relevant Parties of their respective obligations under such documents has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

4.2	Repetition of representations and warranties

Each of the representations and warranties contained in clause 4.1 of this Agreement, clause 4 of each Owner’s Guarantee, clause 3 of each Manager’s Undertaking and clause 7 of the form of the amended and restated Facility Agreement set out in schedule 2 shall be deemed to be repeated by each of the Relevant Parties on the Effective Date as if made with reference to the facts and circumstances existing on such day.

5	Conditions

5.1	Documents and evidence

The agreement of the Bank referred to in clause 2 shall be subject to the receipt by the Bank or its duly authorised representative, on or before 31 May 2012, of the documents and evidence specified in schedule 1 in form and substance satisfactory to the Bank.

5.2	General conditions precedent

The agreement of the Bank referred to in clause 2 shall be further subject to:

5.2.1	the representations and warranties in clause 4 being true and correct on the Effective Date as if each was made with respect to the facts and circumstances existing at such time; and

5.2.2	no Default having occurred and continuing at the time of the Effective Date.

5.3	Waiver of conditions precedent

The conditions specified in this clause 5 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part with or without conditions.

6	Relevant Parties’ confirmation

Each of the Relevant Parties hereby confirms its consent to the requests referred to in Recital (C), to the agreements of the Bank contained in clause 2 and to the amendments to the Principal Agreement and the other arrangements contained in this Agreement (including the release of the Free Lady Owner) and agrees and confirms that:

6.1	each of the Security Documents to which it is a party, and its obligations thereunder, shall remain in full force and effect notwithstanding the agreements of the Bank contained in clause 2, the amendments made to the Principal Agreement and the other arrangements contained in this Agreement (including the release of the Free Lady Owner);

6.2	its obligations under the relevant Security Documents to which it is a party include any and all amounts owing by the Borrower under this Agreement and under the Principal Agreement as amended and restated by this Agreement; and

6.3	with effect from the Effective Date, references to “the Agreement” or “the Facility Agreement” or the “the Loan Agreement” (or equivalent or similar references) in any of the Security Documents to which it is a party shall henceforth be references to the Principal Agreement as amended and restated by this Agreement and as from time to time hereafter amended.

7	Fees and Expenses

7.1	Fees

The Borrower shall pay to the Bank an amendment and restructuring fee of One million eight hundred and twenty two thousand five hundred United States Dollars ($1,822,500) which shall be earned and accrued (and deemed earned and accrued) on the date of this Agreement but its payment will be deferred for payment on the earlier of:

(a)	the date when the Loan is actually repaid or prepaid in full or is due to be repaid or prepaid in full for any reason whatsoever;

(b)	the date when any prepayment of the Loan is made, other than by operation of clause 4.3 of the Facility Agreement or clause 8.2.1 of the Facility Agreement;

(c)	the date when the entire amount of the Loan becomes due for payment or the Commitment is cancelled or reduced to zero under any of the provisions of the Facility Agreement (including, without limitation, clause 4, clause 10.2 or clause 12 of the Facility Agreement); and

(d)	31 March 2014.

7.2	Agreement regarding fees

It is the understanding and agreement of the parties hereto that the Bank agrees to enter into this Agreement, only on the basis of the fee arrangements and provisions set out in clause 7.1. The Borrower and the Bank hereby agree and the Borrower hereby acknowledges that the fee and any amounts payable pursuant to clause 7.1 constitute an integral part of the transaction contemplated by this Agreement as a whole and the Borrower hereby confirms that such provisions do not constitute a penalty imposed by the Bank on the Borrower.

7.3	Expenses

The Borrower agrees to pay to the Bank on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by the Bank:

7.3.1	in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the other Relevant Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the other Relevant Documents; and

7.3.2	in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the other Relevant Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the other Relevant Documents, together with interest at the rate and in the manner referred to in clause 3.4 of the Principal Agreement from the date on which such expenses were incurred to the date of payment (as well after as before judgment).

7.4	Value Added Tax

All fees and expenses payable pursuant to this clause 7 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Bank under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

7.5	Stamp and other duties

The Borrower agrees to pay to the Bank on demand all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Bank) imposed on or in connection with this Agreement and the other Relevant Documents and shall indemnify the Bank against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

8	Miscellaneous and notices

8.1	Notices

The provisions of clause 15.1 of the Principal Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein.

8.2	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

9	Applicable law

9.1	Law

This Agreement and any non-contractual obligations connected with it are governed by, and shall be construed in accordance with, English law.

9.2	Submission to jurisdiction

Each of the Relevant Parties agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this Agreement (including any non-contractual obligations connected with it) against any of the Relevant Parties or any of its assets may be brought in the English courts. Each of the Relevant Parties irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Messrs Atlas Maritime Services Ltd. at present of Enterprise House, 113-115 George Lane, London E18 1AB, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against any of the Relevant Parties in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The parties hereto further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which any of the Relevant Parties may have against the Bank arising out of or in connection with this Agreement (including any non-contractual obligations connected with this Agreement).

9.3	Contracts (Rights of Third Parties) Act 1999

No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

Documents and evidence required as conditions precedent

(referred to in clause 5.1)

1	Corporate authorisation

In relation to each of the Relevant Parties:

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as a true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that party or a secretary’s certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Bank pursuant to the Principal Agreement;

(b)	Resolutions

copies of resolutions or written consent of each of its board of directors and its shareholders approving such of the Relevant Documents to which it is or is to be a party and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such party’s obligations thereunder, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of the Relevant Parties as:

(1)	being true and correct;

(2)	being duly passed at meetings of the directors of such Relevant Party and of the shareholders of such Relevant Party each duly convened and held;

(3)	not having been amended, modified or revoked; and

(4)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by any party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	Relevant Documents

this Agreement and the Third Mortgage Amendments, each duly executed by the relevant Security Parties;

3	Mortgage Amendments registration

evidence that each of the Third Mortgage Amendments have been registered through the relevant Registry;

4	Consents

a certificate (dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than the Bank) in connection with, the execution, delivery and performance of the Relevant Documents to which they are or will be a party;

5	Legal opinions

an opinion of Messrs Reeder & Simpson, special legal advisers on matters of Marshall Island law and Liberian law to the Bank and any other opinion as the Bank may require in its absolute and unfettered discretion;

6	Legal fees

written irrevocable instructions provided by the Borrower to the Bank to proceed on the Effective Date with payment of all legal fees and expenses of the Bank in connection with the Relevant Documents and prior agreements and arrangements supplemental to or pertaining to the Facility Agreement (including fees owing to Norton Rose LLP in the amount of €55,000 and fees owing to Reeder & Simpson in the amount of $3,400);

7	Process agent

an original or certified true copy of a letter from each of the Relevant Parties’ agent for receipt of service of proceedings accepting its appointment under this Agreement or any other Relevant Document as each of the Relevant Parties’ process agent;

8	Trade Debt Plan

a written comprehensible and sustainable strategy and plan (the “Trade Debt Plan”) for payment of the entire Trade Debt of the Ships, including a schedule for imminent payment of such part of such Trade Debt of all the Ships which is aged and is to be paid by no later than 15 June 2012 (which imminent payments for such aged Trade Debt for all the Ships shall be no less than $375,000) to the full and absolute satisfaction of the Bank in its absolute and unfettered discretion;

9	Retention Account

evidence that the Retention Account has been opened together with duly completed mandate forms in respect thereof and that there is a credit balance in the Retention Account; and

10	Other conditions

such other documents, evidence or conditions as the Bank may require in its absolute discretion.

Schedule 2

Form of Amended and Restated Facility Agreement

PLEASE SEE EXHIBIT 99.2 FILED HEREWITH

Schedule 3

Form of Third Mortgage Amendment

PLEASE SEE EXHIBITS 99.3, 99.4 AND 99.5 FILED HEREWITH

Schedule 4

Form of Deed of release

PLEASE SEE EXHIBIT 99.6 FILED HEREWITH

EXECUTED as a DEED	)
by Ion G. Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
FREESEAS INC.	)	Attorney-in-fact
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor

EXECUTED as a DEED	)
by Ion G. Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE FIVE S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor

EXECUTED as a DEED	)
by Ion G. Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE SIX S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor

EXECUTED as a DEED	)
by Ion G. Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE EIGHT S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor

EXECUTED as a DEED	)
by Ion G. Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
FREE BULKERS S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor

EXECUTED as a DEED	)
by Anthi Kekatou	)
for and on behalf of	)	/s/ Anthi Kekatou
CREDIT SUISSE AG	)	Attorney-in-fact
(formerly known as CREDIT SUISSE))
in the presence of:	)

/s/ Pinelopi - Anna Miliou
Witness
Name: Pinelopi - Anna Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor